Exhibit 99.1

ADC Therapeutics Announces First Patient Dosed in Pivotal Phase 2 Portion of LOTIS 3
Clinical Trial of Loncastuximab Tesirine (Lonca) in Combination With Ibrutinib

Combination is being evaluated in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) or mantle cell lymphoma (MCL)

Trial is intended to support the submission of a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA)

Lausanne, Switzerland — July 17, 2020 — ADC Therapeutics SA (NYSE:ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today announced that the first patient has been dosed in the pivotal Phase 2 portion of LOTIS 3, a Phase 1/2 clinical trial evaluating loncastuximab tesirine (Lonca, formerly ADCT-402) in combination with ibrutinib in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) or mantle cell lymphoma (MCL).

“Based on the encouraging interim data Lonca and ibrutinib demonstrated in Phase 1, the trial was amended to a Phase 1/2 protocol intended to support the submission of a supplemental Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA),” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “We are pleased to have dosed the first patient in the pivotal Phase 2 portion of this trial as we continue advancing Lonca as both a single agent and in combination with other therapies for patients with non-Hodgkin lymphoma. We are on track to file a BLA with the FDA for Lonca as monotherapy for the treatment of relapsed or refractory DLBCL in the second half of 2020.”

The 161-patient Phase 1/2 open-label, single-arm clinical trial is evaluating the safety and efficacy of Lonca in combination with ibrutinib in patients with relapsed or refractory DLBCL or MCL. The Phase 2 portion of the trial will enroll three cohorts: non-germinal center B-cell-like (non-GCB) DLBCL, GCB DLBCL and MCL.

“A significant proportion of patients with non-Hodgkin lymphoma relapse after treatment and their prognosis is poor, underscoring the need for new options for later-lines of therapy,” said Murali Janakiram, MD, MS, Assistant Professor of Medicine, University of Minnesota, Division of Hematology, Oncology, and Transplantation, and an investigator for the trial. “The combination of Lonca, a CD19-targeted ADC, and ibrutinib, a small-molecule inhibitor of Bruton’s tyrosine kinase, has shown synergy and I look forward to its continued evaluation in patients with relapsed or refractory DLBCL or MCL.”

Interim data from the Phase 1 portion of the Phase 1/2 clinical trial presented at the virtual 25th Congress of the European Hematology Association in June 2020 showed an overall response rate of 75.0% and complete response rate of 58.3% at the Lonca dose of 60 μg/kg, which is the selected dose for the Phase 2 portion of the trial, in combination with ibrutinib (560 mg/day) in patients with relapsed or refractory DLBCL or MCL. The combination has had a manageable toxicity profile, with the most common grade ≥3 treatment-emergent adverse events in ≥10% of patients being thrombocytopenia (20%) and anemia (12%).

About Loncastuximab Tesirine (Lonca)

Loncastuximab tesirine (Lonca, formerly ADCT-402) is an antibody drug conjugate (ADC) composed of a humanized monoclonal antibody directed against human CD19 and conjugated through a linker to a pyrrolobenzodiazepine (PBD) dimer cytotoxin. Once bound to a CD19-expressing cell, Lonca is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. CD19 is a clinically validated target for the treatment of B-cell malignancies.

Lonca is being evaluated in LOTIS 2, a pivotal Phase 2 clinical trial in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), and LOTIS 3, a pivotal Phase 1/2 trial in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma (MCL).

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to pivotal Phase 2 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated as a single-agent in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) demonstrating a 48.3% interim overall response rate (ORR), which exceeded the target primary endpoint. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown an 86.5% ORR in HL patients in a Phase 1 clinical trial. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

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